August 13, 2019

Rory G. Ritrievi
President and Chief Executive Officer
MID PENN BANCORP INC
349 Union Street
Millersburg, Pennsylvania 17061

       Re: MID PENN BANCORP INC
           Registration Statement on Form S-3
           Filed August 8, 2019
           File No. 333-233146

Dear Mr. Ritrievi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services